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September 7, 2021

Confidential
Ms. Kathryn Jacobsen
Mr. Edwin Kim
Mr. Robert Littlepage
Ms. Jan Woo
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TDCX Inc. Response to the Staff   s Comments dated April 27, 2021 on the
Draft Registration Statement
Submitted April 9, 2021
CIK No. 0001803112

Dear Ms. Jacobsen, Mr. Edwin Kim, Mr. Littlepage and Ms. Woo:
       On behalf of our client, TDCX Inc., a company organized under the laws of the Cayman Islands (the
   Company   ), we submit to the staff (the    Staff   ) of the Securities and
Exchange Commission (the    Commission   )
this letter setting forth the Company   s responses to the comments contained
in the Staff   s letter dated May 24, 2021
on the amendment no. 3 to draft registration statement on Form F-1 confidentially submitted by the Company on
May 10, 2021 (the    Third Amended Draft Registration Statement   ).

      Concurrently with the submission of this letter, the Company is filing
herewith the Company   s registration
statement on Form F-1 (the    Registration Statement   ) and certain exhibits
via EDGAR with the Commission.
                                                         1

In addition to adding and revising disclosure in response to the Staff   s
comments, the Company has updated the
Registration Statement to include its unaudited consolidated financial statements for the six months ended June 30, 2021 and related financial information.
 To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration
Statement, marked to show changes to the Third Amended Draft Registration Statement, and four copies of the submitted exhibits.

The Staff   s comments are repeated below in italics and are followed by the
Company   s responses. We have included
page references in the Registration Statement where the language addressing a particular comment appears. Further, the Company respectfully submits that it has included a presentation in Exhibit A in response to Comment 19 from
the Staff   s Comments dated March 12, 2020. Capitalized terms used but not otherwise defined herein have the
meanings set forth in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management   s Analysis of Financial Condition and Results of Operations
Overview, page 72

1. Please disclose hereunder the compound annual growth rates (CAGR) based on profit for the year as determined using the most comparable IFRS measure to EBITDA. Refer to Item 10(e)(1)(i)(A) of Regulation S-
   K and Question 102.10 of the C&DIs on Non-GAAP Financial Measures.

      The Company respectfully submits that the Company has disclosed the compound annual growth rates
      (CAGR) based on profit for the year, which the Company has determined is the most comparable IFRS
      measure to EBITDA. The Company has amended the disclosure to read    We
have experienced robust growth.
      From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%,
respectively   .

      In response to the Staff   s comment, the Company has revised the
disclosure on pages 4, 7, 76, 131 and 133 of the Registration Statement.


                                                    *       *     *
                                                        2

     If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +65 6434-2980 or via e-mail at rajeev.duggal@skadden.com.

                                                                      Very
truly yours,
                                                                      /s/
Rajeev Duggal
                                                                      Rajeev
Duggal